Mail Stop 4561

December 4, 2006

Mr. Carl E. Berg
Chief Executive Officer
Mission West Properties, Inc.
10050 Bandley Drive
Cupertino, CA 95014

> **Re:** **Mission West Properties, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 16, 2006**
> **Forms 10-Q for the Fiscal Quarters Ended March 31, June 30 and**
> **September 30, 2006**
> **Filed May 10, August 8 and November 8, 2006**
> **File No. 0-25235**

Dear Mr. Berg:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Linda van Doorn
Senior Assistant Chief Accountant